Shanda Interactive Entertainment Limited Announces
Results of Annual General Meeting

Shanghai, China – November 2, 2009 – Shanda Interactive Entertainment Limited (NasdaqGS: SNDA, the “Company”), a leading interactive entertainment media company in China, today announced the results of the shareholder votes at its 2009 Annual General Meeting of Shareholders held on October 28, 2009 at 10:00 A.M. (Hong Kong time).

At the meeting, the Company’s shareholders re-elected Tianqiao Chen, Danian Chen, Qianqian Luo, Jingsheng Huang, Chengyu Xiong, Kai Zhao, Qunzhao Tan and Grace Wu to serve as members of the Board of Directors until the next annual meeting of shareholders to take place in 2010.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is an interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literary works and music.

Contact:

Shanda Interactive Entertainment Limited

Mabel Hsu, IR Associate Director

Vivian Chen, IR Manager

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@snda.com